UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               For May 12, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  May 12, 2005

                                1st QUARTER 2005

                  PRECISION DRILLING CORPORATION INTERIM REPORT
                      PERIODS ENDED MARCH 31, 2005 AND 2004


MANAGEMENT'S DISCUSSION AND ANALYSIS

HIGHLIGHTS
THREE MONTHS ENDED MARCH 31,
(STATED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)                2005                 2004           % Change
--------------------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
Revenue                                                           $    791,876         $    659,365               20.1
Operating earnings (1)                                                 224,241              169,631               32.2
Earnings from continuing operations                                    138,518              106,082               30.6
Net earnings                                                           138,518              100,519               37.8
Diluted earnings per share:
     From continuing operations                                           2.22                 1.88               18.1
     Net earnings                                                         2.22                 1.79               24.0
Funds provided by continuing operations                           $    204,989         $    178,186               15.0
--------------------------------------------------------------------------------------------------------------------------

                                                                                          MARCH 31,       December 31,
                                                                                               2005               2004
--------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                                                                        $    722,638      $     557,311
Long-term debt (2)                                                                          717,095            718,870
Cash and cash equivalents                                                                   177,563            122,012
Long-term debt to long-term debt plus equity (2)                                               0.22               0.24
--------------------------------------------------------------------------------------------------------------------------

(1)  SEE EXPLANATION ON PAGE 7
(2)  EXCLUDES CURRENT PORTION OF LONG-TERM DEBT


PRECISION DRILLING CORPORATION                                                 1

                                1st QUARTER 2005


OVERVIEW

Income from continuing operations for the first quarter of 2005 was $139 million or $2.22 per diluted share, compared to $106 million or $1.88 per diluted share for the first quarter of 2004.

            Revenue increased by 20% to $792 million, with operating earnings substantially surpassing this improvement, increasing 32% to $224 million.

         Year-over-year, Precision Drilling's three business segments increased operating earnings with growth of 107% in Energy Services, 43% in Rental and Production and 16% in Contract Drilling. These improvements were the result of:

o The successful integration of the Compact(TM) wireline services and the internationally based land drilling rigs acquisitions executed in the second quarter of 2004;

o    Increased service pricing in response to continued strong demand; and

o    Enhanced equipment utilization in Energy Services.

         It is important to note that this improvement in year-over-year profitability occurred despite decreased overall activity levels in Canada, demonstrating the success of Precision's efforts to expand internationally, as well as its pricing strength in the Canadian market.

         International revenue in the first quarter of 2005 increased 51% over the same period in 2004 due to our successful acquisition of 31 internationally based land drilling rigs and geographic expansion into high growth markets by our Energy Services segment. Internationally, Energy Services generated higher earnings across all product lines in nearly all of the regions in which the company operates.




PRECISION DRILLING CORPORATION                                                 2

                                1st QUARTER 2005

SEGMENT REVIEW
THREE MONTHS ENDED MARCH 31,
(STATED IN THOUSANDS OF DOLLARS)                         2005                 2004       % Change
-----------------------------------------------------------------------------------------------------
OPERATING EARNINGS: (1)
     Contract Drilling                           $    170,675         $    147,719           15.5
     Energy Services                                   56,011               27,117          106.6
     Rental and Production                             13,977                9,741           43.5
     Corporate and Other                             (16,422)             (14,946)          (9.9)
-----------------------------------------------------------------------------------------------------
                                                 $    224,241          $   169,631           32.2
-----------------------------------------------------------------------------------------------------
(1)  SEE EXPLANATION ON PAGE 7

CONTRACT DRILLING
THREE MONTHS ENDED MARCH 31,                                                % OF                                          % of
(STATED IN THOUSANDS OF DOLLARS, EXCEPT PER DAY/HOUR AMOUNTS)               2005         REVENUE           2004        Revenue
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                                              $   443,192                    $   400,468
Expenses:
     Operating                                                           233,095            52.6        216,405           54.0
     General and administrative                                          11,155              2.5         11,054            2.8
     Depreciation and amortization                                        27,763             6.3         24,487            6.1
     Foreign exchange                                                        504             0.1            803            0.2
---------------------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                                               $   170,675            38.5     $  147,719           36.9
---------------------------------------------------------------------------------------------------------------------------------

                                                                        % CHANGE
---------------------------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of period)                                      277                            244           13.5
Drilling rig operating days                                               16,811                         16,097            4.4
Drilling revenue per operating day                                   $    19,652                     $   17,903            9.8
Number of service rigs (end of period)                                       239                            239              -
Service rig operating hours                                              139,674                        150,693          (7.3)
Service revenue per operating hour                                   $       600                     $      534           12.4
---------------------------------------------------------------------------------------------------------------------------------

(1)  SEE EXPLANATION ON PAGE 7

         Revenue in the Contract Drilling segment increased by 11% to $443 million in the first quarter compared to the same period in 2004. This revenue increase was primarily driven by the acquisition of 31 internationally based land drilling rigs in May 2004 as well as higher pricing levels in the Canadian market. This revenue growth rate was partially reduced by lower activity levels in Canada due to an early spring breakup, which shortened the winter drilling season.

         Operating earnings of $171 million in the first quarter of 2005 increased 16% compared to the same period in 2004. The strong growth in operating earnings was driven by international drilling rig fleet expansion and pricing improvements in Canada. Further gains were limited by lower activity in Canada and by relatively lower margins in the Eastern Hemisphere compared to Canada. However, recent contract awards in the Eastern Hemisphere have been for substantially increased drilling rig day rates and improved utilization is anticipated over the coming months.

         The Canadian drilling rig fleet achieved 13,999 operating days, for an overall utilization rate of 68% in the quarter, compared to 14,768 operating days and a 72% utilization rate in the first quarter of 2004. The service rig operation saw operating hours decrease by 7% year-over-year from 150,693 in the first quarter of 2004 compared to 139,674 in the first quarter of 2005.


PRECISION DRILLING CORPORATION                                                 3

                                1st QUARTER 2005


         The international drilling rig fleet achieved 2,812 operating days, for an overall utilization rate of 65% in the quarter, compared to 1,329 operating days and a 77% utilization rate in the first quarter of 2004. The utilization rate was reduced in the first quarter of 2005 relative to 2004 as there were 400 fewer operating days associated with the Burgos project in Mexico. The rig fleet numbered 48 at quarter end, an increase of 29 rigs over the prior year.

ENERGY SERVICES
THREE MONTHS ENDED MARCH 31,                                                % OF                             % of
(STATED IN THOUSANDS OF DOLLARS)                            2005         REVENUE          2004            Revenue
---------------------------------------------------------------------------------------------------------------------
Revenue                                              $   281,725                    $  208,197
Expenses:
     Operating                                           168,850            59.9       134,783               64.7
     General and administrative                           23,105             8.2        13,129                6.3
     Depreciation and amortization                        24,213             8.6        20,428                9.8
     Research and engineering                             11,323             4.0        11,810                5.7
     Foreign exchange                                    (1,777)           (0.6)           930                0.5
---------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                              $     56,011            19.9    $   27,117               13.0
---------------------------------------------------------------------------------------------------------------------
                                                                                                         % Change
---------------------------------------------------------------------------------------------------------------------
Wireline jobs performed                                   10,403                        11,058             (5.9)
Drilling and evaluation operating days                    10,607                        10,083                5.2
Well testing/CPD (2) man-days                             35,881                        29,406               22.0
---------------------------------------------------------------------------------------------------------------------

(1)  SEE EXPLANATION ON PAGE 7
(2)  CONTROLLED PRESSURE DRILLING (CPD)

         Energy Services generated revenue of $282 million in the first quarter of 2005, an increase of 35% or $74 million over the same period in 2004. Of this increase, $36 million related to the Compact(TM) wireline services acquisition in May, 2004. Excluding the impact of this acquisition, the remaining $38 million of growth was achieved primarily in international operations with Canadian revenues effectively flat year over year. In Canada, strong activity in the first two months of the year was offset by the effects of an early spring break up.

         Wireline Services revenue was $144 million in the first quarter of 2005, an increase of $52 million over the same period in 2004. Excluding the impact of the Compact(TM) wireline services acquisition, revenues increased by $16 million or 18%. Of this increase, $5 million was generated in Canada as a result of increased activity in the first two months of the year, partially offset by the effects of an early spring break up. The remaining $11 million increase was driven by improved international results based on increased activity in the United States, Mexico, Latin America, Asia Pacific and the Middle East.

         Drilling & Evaluation Services revenue increased 25% to $100 million in the first quarter of 2005 from $80 million in the first quarter of 2004. During the quarter, revenues from international operations grew by $28 million, driven by increased utilization of Precision's LWD/HEL tools and rotary steerable systems, which together provided $14 million of incremental revenue. Offsetting these results were the effects of an early spring break up in 2005 combined with increased commoditization of the MWD tools in Canada.

         Revenues from Production Services grew by 20% to $36 million in the first three months of 2005 from $30 million in the first quarter of 2004, reflecting higher activity in Canada and the Middle East.

         Operating earnings increased by $29 million or 107% to $56 million for the first quarter of 2005, compared to $27 million in the same period of 2004. This increase is attributable to the Compact(TM) wireline services acquisition, combined with revenue growth across all product lines and operating cost


PRECISION DRILLING CORPORATION                                                 4

                                1st QUARTER 2005


improvements. Cost improvements as a percentage of revenue have occurred in the segment's mature markets as a result of cost control initiatives, and in its developing markets through the achievement of critical mass. Increased depreciation, resulting from an increased tool fleet, partially offset these gains.

RENTAL AND PRODUCTION
THREE MONTHS ENDED MARCH 31,                                         % OF                            % of
(STATED IN THOUSANDS OF DOLLARS)                   2005           REVENUE               2004      Revenue
------------------------------------------------------------------------------------------------------------
Revenue                                       $  66,959                           $   50,700
Expenses:
     Operating                                   47,144              70.4             35,000         69.0
     General and administrative                   2,497               3.7              2,644          5.2
     Depreciation and amortization                3,311               4.9              3,302          6.5
     Foreign exchange                                30               0.1                 13          0.1
-------------------------------------------------------------------------------------------------------------
Operating earnings (1)                        $  13,977              20.9        $     9,741         19.2
-------------------------------------------------------------------------------------------------------------

                                                                                                 % Change
-------------------------------------------------------------------------------------------------------------
Equipment rental days (000's)                       223                                  253       (11.9)
-------------------------------------------------------------------------------------------------------------

(1)  SEE EXPLANATION ON PAGE 7

         The Rental and Production segment saw a 32% increase in revenue and a 43% increase in operating earnings in the first quarter of 2005 compared to the same period in 2004. These increases were driven primarily by the industrial plant maintenance business and its increased activity in the Alberta oil sands projects.

OTHER ITEMS

         Corporate and other expenses remained consistent year over year with the one exception being foreign exchange gains which amounted to $1.4 million in the first quarter of 2005 compared to a loss of $0.3 million in 2004.

         The Corporation's effective tax rate for the first quarter of 2005 of 34.8% was also consistent with the 2004 rate of 34.3%.

         Interest expense increased in the first quarter of 2005 compared to the same period of the prior year as a result of additional debt incurred in the second quarter of 2004 to finance business acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

         The Corporation's liquidity position continues to improve with cash flow from operations and from the exercise of stock options exceeding net capital spending by $56 million in the first three months of 2005. The long-term debt to long-term debt plus equity ratio continued to decline from 0.24 at December 31, 2004 to 0.22 at March 31, 2005 and the Corporation's $335 million revolving bank credit facility remains undrawn. During April 2005 the Corporation issued 30,105 shares on the exercise of stock options.



PRECISION DRILLING CORPORATION                                                 5

                                1st QUARTER 2005

QUARTERLY FINANCIAL SUMMARY
(STATED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS,
WHICH ARE PRESENTED ON A DILUTED BASIS)
                                                                                    2004                                2005
Quarters ended                                                 June 30      September 30       December 31          MARCH 31
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                        416,317           570,047           679,487           791,876
Operating earnings (1)                                          29,037            77,074           148,711           224,241
Earnings from continuing operations                             15,982            41,034            86,489           138,518
     Per share                                                    0.28              0.68              1.40              2.22
Net earnings                                                    15,995            42,707            88,183           138,518
     Per share                                                    0.28              0.71              1.43              2.22
Funds provided by continuing operations                         38,947           103,095           174,750           204,989
------------------------------------------------------------------------------------------------------------------------------


                                                                                    2003                                2004
Quarters ended                                                 June 30      September 30       December 31          March 31
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                        342,246           450,942           523,646           659,365
Operating earnings (1)                                          12,314            60,958            91,173           169,631
Earnings from continuing operations                              8,489            36,455            61,434           106,082
     Per share                                                    0.15              0.66              1.11              1.88
Net earnings                                                     8,622            35,765            52,958           100,519
     Per share                                                    0.16              0.65              0.95              1.79
Funds provided by continuing operations                         21,215            91,764           108,252           178,186
------------------------------------------------------------------------------------------------------------------------------

(1) SEE EXPLANATION ON PAGE 7
(1) OPERATING EARNINGS - NON-GAAP MEASURE

         Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating operating earnings may differ from other companies and, accordingly, operating earnings may not be comparable to measures used by other companies.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this interim report, including statements which may contain words such as "could", "plans", "should", "anticipates", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements including, but not limited to, statements as to: future capital expenditures, including the amount and nature thereof; drilling activity levels; oil and gas prices and demand; expansion and other development trends of the oil and gas industry; improvement in day rates; business strategy; expansion and growth of the Corporation's business and operations, including the Corporation's market share and position in the domestic and international drilling markets; and other such matters.

         These statements are based on certain assumptions and analyses made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with the Corporation's expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation's expectations, including: fluctuations in the price and demand of oil and


PRECISION DRILLING CORPORATION                                                 6

                                1st QUARTER 2005


gas; fluctuations in the level of oil and gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the existence of competitors, technological changes and developments in the oil and gas industry; the ability of oil and gas companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in well servicing, contract drilling and ancillary oilfield services; political circumstances impeding the progress of work in any of the countries in which the Corporation does business; identifying and acquiring suitable acquisition targets on reasonable terms; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by the Corporation.

         Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.




PRECISION DRILLING CORPORATION                                                 7

                                1st QUARTER 2005

                           CONSOLIDATED BALANCE SHEETS

                                                                             MARCH 31,       DECEMBER 31,
(STATED IN THOUSANDS OF DOLLARS)                                                  2005               2004
                                                                           (UNAUDITED)
-------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                           $     177,563     $      122,012
     Accounts receivable                                                       818,653            690,999
     Inventory                                                                 120,201            114,352
     Future income tax asset                                                     9,266              8,711
-------------------------------------------------------------------------------------------------------------
                                                                             1,125,683            936,074
Property, plant and equipment, net of accumulated depreciation               1,954,851          1,945,521
Intangibles, net of accumulated amortization                                   188,550            191,665
Goodwill                                                                       734,979            735,413
Other assets                                                                     8,658              9,116
Future income tax asset                                                         27,133             32,984
-------------------------------------------------------------------------------------------------------------
                                                                         $   4,039,854     $    3,850,773
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued liabilities                            $     344,649     $      340,372
     Income taxes payable                                                       53,445             31,103
     Current portion of long-term debt                                              18                 18
     Future income tax liability                                                 4,933              7,270
-------------------------------------------------------------------------------------------------------------
                                                                               403,045            378,763
Long-term debt                                                                 717,095            718,870
Future income taxes                                                            432,801            431,399
Shareholders' equity:
     Share capital                                                           1,298,769          1,274,967
     Contributed surplus                                                        29,588             26,024
     Cumulative translation adjustment                                        (21,645)           (20,933)
     Retained earnings                                                       1,180,201          1,041,683
-------------------------------------------------------------------------------------------------------------
                                                                             2,486,913          2,321,741
-------------------------------------------------------------------------------------------------------------
                                                                           $ 4,039,854       $  3,850,773
-------------------------------------------------------------------------------------------------------------

Common shares outstanding (000's)                                               61,330             60,790
Common share purchase options outstanding (000's)                                2,994              3,348



PRECISION DRILLING CORPORATION                                                 8

                                1st QUARTER 2005

            CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
                                   (UNAUDITED)

THREE MONTHS ENDED MARCH 31,
(STATED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)                    2005                   2004
-------------------------------------------------------------------------------------------------------------
Revenue                                                             $      791,876       $        659,365
Expenses:
     Operating                                                             449,089                386,188
     General and administrative                                             51,912                 41,783
     Depreciation and amortization                                          56,736                 49,628
     Research and engineering                                               11,323                 11,810
     Foreign exchange                                                      (1,425)                    325
-------------------------------------------------------------------------------------------------------------
                                                                           567,635                489,734
-------------------------------------------------------------------------------------------------------------
Operating earnings                                                         224,241                169,631
Interest                                                                    11,748                  8,188
-------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes                    212,493                161,443
Income taxes:
     Current                                                                70,489                 35,541
     Future                                                                  3,486                 19,820
-------------------------------------------------------------------------------------------------------------
                                                                            73,975                 55,361
-------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                        138,518                106,082

Discontinued operations, net of tax (Note 4)                                     -                (5,563)
-------------------------------------------------------------------------------------------------------------
Net earnings                                                               138,518                100,519

Retained earnings, beginning of period                                   1,041,683                794,279

-------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                    $    1,180,201       $        894,798
-------------------------------------------------------------------------------------------------------------

Earnings per share from continuing operations:
     Basic                                                          $         2.26       $           1.91
     Diluted                                                        $         2.22       $           1.88
-------------------------------------------------------------------------------------------------------------
Earnings per share:
     Basic                                                          $         2.26       $           1.81
     Diluted                                                        $         2.22       $           1.79
-------------------------------------------------------------------------------------------------------------

Common shares outstanding (000's)                                           61,330                 55,753
Weighted average shares outstanding (000's)                                 61,157                 55,485
Diluted shares outstanding (000's)                                          62,438                 56,309



PRECISION DRILLING CORPORATION                                                 9

                                1st QUARTER 2005

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                   (UNAUDITED)

THREE MONTHS ENDED MARCH 31,
(STATED IN THOUSANDS OF DOLLARS)                                                  2005               2004
-------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
     Earnings from continuing operations                                  $    138,518       $    106,082
     Items not affecting cash:
         Depreciation and amortization                                          56,736             49,628
         Stock-based compensation                                                4,875              2,051
         Future income taxes                                                     3,486             19,820
         Amortization of deferred financing costs                                  459                320
         Unrealized foreign exchange loss on long-term monetary items              915                285
-------------------------------------------------------------------------------------------------------------
     Funds provided by continuing operations                                   204,989            178,186
     Changes in non-cash working capital balances                             (107,457)          (110,258)
-------------------------------------------------------------------------------------------------------------
                                                                                97,532             67,928
-------------------------------------------------------------------------------------------------------------
Discontinued operations:
     Funds used in discontinued operations (Note 4)                                  -             (1,588)
     Changes in non-cash working capital
         balances of discontinued operations                                         -              7,612
-------------------------------------------------------------------------------------------------------------
                                                                                     -              6,024
-------------------------------------------------------------------------------------------------------------
Investments:
     Business acquisitions                                                           -               (630)
     Purchase of property, plant and equipment                                 (72,960)           (53,728)
     Purchase of intangibles                                                       (20)                  -
     Proceeds on sale of property, plant and equipment                           8,512              4,713
     Proceeds on disposal of discontinued operations                                 -             25,746
-------------------------------------------------------------------------------------------------------------
                                                                               (64,468)           (23,899)
-------------------------------------------------------------------------------------------------------------
Financing:
     Increase in long-term debt                                                      -              1,263
     Repayment of long-term debt                                                    (4)            (4,365)
     Issuance of common shares on exercise of options                           22,491             30,535
     Change in bank indebtedness                                                     -            (78,647)
-------------------------------------------------------------------------------------------------------------
                                                                                22,487            (51,214)
-------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                     55,551             (1,161)
Cash and cash equivalents, beginning of period                                 122,012             21,370
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                  $    177,563       $     20,209
-------------------------------------------------------------------------------------------------------------



PRECISION DRILLING CORPORATION                                                10

                                1st QUARTER 2005

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


(TABULAR AMOUNTS STATED IN THOUSANDS OF DOLLARS)

1.       BASIS OF PRESENTATION

         These interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's audited financial statements for the year ended December 31, 2004, except as noted below. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Corporation's audited financial statements for the year ended December 31, 2004 contained in the Corporation's 2004 annual report.

2.       SEASONALITY OF OPERATIONS

         The majority of the Corporation's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally our slowest time.

3.       CHANGES IN ACCOUNTING ESTIMATE

         Effective January 1, 2005 Precision changed the useful life of its drilling rigs for purposes of determining depreciation expense to 5,000 utilization days from 4,150 utilization days (3,650 operating days), and its drill string to 1,500 from 1,100 operating days. Utilization days include both operating and rig move days. This change in accounting estimate has been applied prospectively and resulted in a $4.7 million reduction of depreciation expense for the three months ended March 31, 2005.

4.      DISPOSAL OF DISCONTINUED OPERATIONS

         On February 12, 2004, the Corporation sold substantially all of the assets of Fleet Cementers Inc. On May 7, 2004 the Corporation sold the assets of the Polar Completions division. On August 31, 2004 the Corporation sold its 65% interest in United Diamond Ltd. These assets were included in the Energy Services segment and were disposed of as they were not a core component of the Corporation's Energy Services globalization strategy.

         Results of the operations of these businesses were classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations for the three months ended March 31,2004:

-------------------------------------------------------------------------------
Revenue                                                            $    13,992
-------------------------------------------------------------------------------

Results of operations before income taxes                          $     2,715
Writedown of assets held for sale                                       (6,117)
-------------------------------------------------------------------------------
                                                                        (3,402)


PRECISION DRILLING CORPORATION                                                11

                                1st QUARTER 2005


Income tax expense                                                         361
-------------------------------------------------------------------------------
Results of operations, before non-controlling interest                  (3,763)
     Non-controlling interest                                              857
-------------------------------------------------------------------------------
Results of operations                                                   (4,620)
Loss on disposal of Fleet Cementers' assets                               (943)
-------------------------------------------------------------------------------
Discontinued operations                                            $    (5,563)
-------------------------------------------------------------------------------

      The following table provides additional information with respect to amounts included in the statement of cash flow related to discontinued operations for the three months ended March 31, 2004:

--------------------------------------------------------------------------------

Net loss of discontinued operations                                $    (5,563)
Items not affecting cash:
     Loss on disposal of discontinued operations                           943
     Depreciation and amortization                                         879
     Non-controlling interest                                              857
     Writedown of assets of discontinued operations                      3,293
     Future income taxes                                                (1,997)
--------------------------------------------------------------------------------
Funds used in discontinued operations                               $   (1,588)
--------------------------------------------------------------------------------

5.       SEGMENTED INFORMATION

THREE MONTHS ENDED                   CONTRACT          ENERGY      RENTAL AND       CORPORATE
MARCH 31, 2005                       DRILLING        SERVICES      PRODUCTION       AND OTHER             TOTAL
-------------------------------------------------------------------------------------------------------------------
Revenue                            $  443,192     $   281,725    $     66,959     $         -       $   791,876
Operating earnings (loss)             170,675          56,011          13,977         (16,422)          224,241
Research and engineering                    -          11,323               -               -            11,323
Depreciation and
     amortization                      27,763          24,213           3,311           1,449            56,736
Total assets                        1,999,672       1,682,192         194,736         163,254         4,039,854
Goodwill                              350,507         355,770          28,702               -           734,979
Capital expenditures                   19,694          35,935          10,764           6,587            72,980
-------------------------------------------------------------------------------------------------------------------

THREE MONTHS ENDED                   Contract          Energy      Rental and       Corporate
MARCH 31, 2004                       Drilling        Services      Production       and Other             Total
-------------------------------------------------------------------------------------------------------------------
Revenue                           $   400,468     $   208,197      $   50,700     $         -      $    659,365
Operating earnings (loss)             147,719          27,117           9,741         (14,946)          169,631
Research and engineering                    -          11,810               -               -            11,810
Depreciation and
     amortization                      24,487          20,428           3,302           1,411            49,628
Total assets                        1,503,219       1,319,876         177,513          55,927         3,056,535
Goodwill                              257,531         242,314          28,702               -           528,547
Capital expenditures*                  17,201          25,723           6,465           4,339            53,728
-------------------------------------------------------------------------------------------------------------------

* EXCLUDES BUSINESS ACQUISITIONS

6.       COMPARATIVE FIGURES

         Certain comparative figures have been reclassified to conform to the current financial statement presentation.


PRECISION DRILLING CORPORATION                                                12

                                1st QUARTER 2005


SHAREHOLDER INFORMATION

                EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         As of the end of the first quarter ended March 31, 2005, an evaluation of the effectiveness of Precision's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by Precision's principal executive officer and principal financial officer. Based upon that evaluation, the principal executive officer and principal financial officer have concluded that as of the end of that fiscal quarter, Precision's disclosure controls and procedures are effective to ensure that information required to be disclosed by Precision in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

         During the first quarter ending March 31, 2005, there were no changes in Precision's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision's internal control over financial reporting.

         It should be noted that while Precision's principal executive officer and principal financial officer believe that Precision's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Precision's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.



PRECISION DRILLING CORPORATION                                                13

                                1st QUARTER 2005

                             SHAREHOLDER INFORMATION


DIRECTORS

W.C. (Mickey) Dunn (2) (3)
EDMONTON, ALBERTA

Robert J.S. Gibson (1) (3)
CALGARY, ALBERTA

Patrick M. Murray (1)
DALLAS, TEXAS

Frederick W. Pheasey (2) (3)
EDMONTON, ALBERTA

Robert L. Phillips (2) (3)
VANCOUVER, BRITISH COLUMBIA

Hank B. Swartout
CALGARY, ALBERTA

H. Garth Wiggins (1)
CALGARY, ALBERTA
(1) AUDIT COMMITTEE MEMBER
(2) COMPENSATION COMMITTEE MEMBER
(3) CORPORATE GOVERNANCE AND NOMINATING COMMITTEE MEMBER



OFFICERS

Hank B. Swartout
CHAIRMAN OF THE BOARD, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

Dale E. Tremblay
SENIOR VICE PRESIDENT FINANCE
AND CHIEF FINANCIAL OFFICER

Ian E. Kelly
SENIOR VICE PRESIDENT,
INTERNATIONAL DRILLING

John R. King
SENIOR VICE PRESIDENT,
ENERGY SERVICES

M.J. (Mick) McNulty
SENIOR VICE PRESIDENT,
OPERATIONS FINANCE

R.T. (Bob) German
VICE PRESIDENT AND
CHIEF ACCOUNTING OFFICER



PRECISION DRILLING CORPORATION                                                14

                                1st QUARTER 2005


Jan M. Campbell
CORPORATE SECRETARY



HEAD OFFICE

PRECISION DRILLING CORPORATION
4200, 150-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 3Y7
Telephone:  403-716-4500
Facsimile:  403-264-0251
Website: www.precisiondrilling.com

LEAD BANK
ROYAL BANK OF CANADA
CALGARY, ALBERTA

LEGAL COUNSEL
BORDEN LADNER GERVAIS LLP
CALGARY, ALBERTA
PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
NEW YORK, NEW YORK

AUDITORS
KPMG LLP
CALGARY, ALBERTA


STOCK EXCHANGE LISTINGS
Common shares of Precision Drilling Corporation are listed on The Toronto Stock Exchange under the trading symbol PD and PD.U, and on the New York Stock Exchange under the trading symbol PDS.

TRADING PROFILE
TORONTO (TSX:PD)
January 1, 2005 to
March 31, 2005
High: $97.50
Low: $71.24
Volume traded: 22.5 million

NEW YORK (NYSE:PDS)
January 1, 2005  to
March 31, 2005
High: US $79.69
Low: US $57.77
Volume traded: 18.0 million

TRANSFER AGENT AND REGISTRAR
COMPUTERSHARE TRUST COMPANY OF CANADA
CALGARY, ALBERTA



PRECISION DRILLING CORPORATION                                                15

                                1st QUARTER 2005


TRANSFER POINT
COMPUTERSHARE TRUST COMPANY, INC.
NEW YORK, NEW YORK


ACCOUNT QUESTIONS
Our Transfer Agent can help you with a variety of shareholder related services, including:

* Change of address
* Lost share certificates
* Transfer of stock to another person
* Estate settlement

You can call our Transfer Agent toll free at: 1-888-267-6555


You can write to them at:

COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue,
9th Floor
Toronto, Ontario M5J 2Y1

Or you can email them at:
caregistryinfo@computershare.com

Shareholders of record who receive more than one copy of this report can contact our Transfer Agent and arrange to have their accounts consolidated. Shareholders who own Precision shares through a brokerage firm can contact their broker to request consolidation of their accounts.

ONLINE INFORMATION
To receive our news releases by e-mail, or to view this interim report, please visit our web site at www.precisiondrilling.com and refer to the Investor Relations section.



ESTIMATED RELEASE DATES FOR FINANCIAL RESULTS
2005 Second Quarter -
July 28, 2005
2005 Third Quarter -
October 27, 2005





                       PRECISION DRILLING CORPORATION

        4200, 150 - 6th Avenue SW, Calgary, Alberta, Canada T2P 3Y7
          T 403 716 4500 F 403 264 0251 www.precisiondrilling.com



PRECISION DRILLING CORPORATION                                                16